Exhibit (a)(5)(B)

LETTER FROM TIBERIUS CAPITAL, LLC TO PETROSEARCH ENERGY CORPORATION

June 22, 2009

PetroSearch Energy Corporation

675 Beering Drive, Suite 200

Houston, Texas 77057

Attention: Richard D. Dole, President and CEO

Dear Mr. Dole,

Tiberius Capital, LLC, an Illinois limited liability company (“Tiberius”), is commencing a tender offer today to acquire 15,004,239 outstanding shares of common stock (the “Shares”) of PetroSearch Energy Corporation (“PetroSearch”) for $0.33 net per share in cash (without interest and subject to applicable withholding taxes) upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 22, 2009, and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”). The Shares that Tiberius is offering to purchase, together with the Shares that Tiberius currently owns, would total 51% of the outstanding Shares on a fully diluted basis.

Tiberius is hereby making a demand and request pursuant to Rule 14d-5(a) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for use of the stockholder list and security position listings of PetroSearch for the purpose of disseminating the Offer to the holders of the Shares.

Please direct the notifications which are required to be delivered to Tiberius pursuant to Rule 14d-5(a)(4) promulgated under the Exchange Act, and all other communications and notices in connection with this request, to:

Tiberius Capital, LLC 303 East Wacker Drive, Suite 311 Chicago, Illinois 60601 Attention: John M. Fife Telephone: (312) 565-1569

In connection with our request, Tiberius confirms that it is aware of and will comply with the provisions of Rule 14d-5(f) promulgated under the Exchange Act. Tiberius has elected, pursuant to Rule 14d-5(f)(1) promulgated under the Exchange Act, not to require PetroSearch to disseminate amendments disclosing material changes to the Offer materials, pursuant to Rule 14d-5 promulgated under the Exchange Act.

Please acknowledge receipt of this letter by signing the enclosed copy hereof and returning the same to the contact person listed above.

Very truly yours,
TIBERIUS CAPITAL, LLC

By:	TIBERIUS MANAGEMENT, INC., its manager

By:	/s/ Robert T. Sullivan
Robert T. Sullivan
President

Acknowledgement of Receipt this day of June, 2009

MathStar, Inc.

By:
Name:
Title:

COUNTY OF COOK	)
) ss.
STATE OF ILLINOIS	)

Robert T. Sullivan, first having been duly sworn according to law, deposes and says on this 22nd day of June, 2009, that he is the President of Tiberius Management, Inc., which is the manager of Tiberius Capital, LLC, that he is authorized to execute the foregoing demand on behalf of Tiberius Capital, LLC, and that the facts, statements and representations contained in the foregoing demand are true and correct to the best of his or her knowledge and belief.

Notary Public in and for

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